Exhibit 99.3

Capital Stage AG has submitted a takeover offer to shareholders of CHORUS Clean Energy AG. The Hamburg-based solar and wind park operator is offering the shareholders a share exchange: CHORUS shareholders can exchange their CHORUS shares (ISIN: DE000A12UL56 and DE000A2BPKL6) for Capital Stage shares (ISIN: DE0006095003). The offer is supported by CHORUS management and both companies are expected to benefit from the combination. The business combination will result in a leading, listed provider of renewable energy in Europe with a total capacity of more than 1 gigawatt. This corresponds to the required capacity to provide energy for more than half a million households per annum.

Reasons for the business combination
LARGEST INDEPENDENT OPERATOR OF WIND AND SOLAR PARKS IN EUROPE

Size of the company • Portfolio of more than 1 gigawatt • € 824 million[1] combined market capitalization • € 171 million[2] joint revenue • € 137 million[2] joint EBITDA

Market positioning

•   Strengthens the existing portfolios of core markets of Germany, France and Italy

•   Complementary presence in the UK, Austria, Sweden and Finland Asset management as a new strategic pillar

Attractiveness of the share

•   Higher free float and higher trading volumes expected

•   Improved index ranking with medium-term goal of MDAX inclusion

•   Increased interest from both international investors and analysts

1 Based on new number of outstanding shares after complete acceptance of the offer and on XETRA closing price on May 27, 2016.

2 Based on combined financial data of fiscal year 2015 pursuant to appendix 3 of the offer document.

Advantages for you as CHORUS shareholder
PARTICIPATION IN VALUE CREATION POTENTIAL

•   You participate in the value creation potential that will be created by the combined market strength of the two companies as well as revenue and cost synergy effects.

•   You benefit from an international competitor in the field of renewable energy.

•   You own a stake in the largest independent solar and wind park operator in Germany.

•   You accompany the exploitation of new growth sources via the possible entry into new countries, the acquisition of additional (large volume) capacities and the possibility of further strategic business combinations.

•   You invest in a reliable service provider for domestic and foreign institutional investors as well as an important opinion leader in ongoing and future discussions on the development of the energy industry.

•   You receive shares that are expected to become increasingly attractive due to higher free float and trading volumes.

•   You will continue to benefit from a shareholder-friendly dividend policy.

Contact:
Capital Stage, Till Gießmann, Head of Investor and Public Relations
Tel.: +49 40 378562-242, Fax: +40 40 378562-129
E-mail: IR@capitalstage.com, www.capitalstage.com

Key data of the offer
ATTRACTIVE PREMIUM OF 36 % FOR CHORUS SHAREHOLDERS

•   CHORUS shareholders will receive five (5) Capital Stage shares in exchange for every three (3) CHORUS shares. Arithmetically, this corresponds to 1.67 Capital Stage shares per CHORUS share.

•   The implied offer price amounts to € 11.501 per CHORUS share, which corresponds to an attractive premium of 36%2 for CHORUS shareholders.

•   The takeover offer will only be successful if the minimum acceptance ratio of at least 50% of the CHORUS shares outstanding on July 28, 2016 plus one CHORUS share is achieved. CHORUS Supervisory Board Chairman and largest CHORUS shareholder Peter Heidecker as well as members of the CHORUS Management Board, who nearly hold 15 % of CHORUS share capital, have already irrevocably committed to tender their shares.

•   The new shares will be listed on the Frankfurt Stock Exchange with dividend entitlement for 2016.

1Based on the three-months volume weighted average price (VWAP) of € 6.90 per Capital Stage share as of May 29, 2016, before the announcement of the takeover offer and as disclosed by BaFin.

2Based on the three-months VWAP of €8.48 per CHORUS share on May 29, 2016, before the announcement of the takeover offer and as disclosed by BaFin.

Questions and answers
WHAT YOU AS A CHORUS SHAREHOLDER SHOULD KNOW

•   How can CHORUS shareholders accept this offer?

CHORUS shareholders can accept the takeover offer within the acceptance period, which ends at midnight (CET) on September 16, 2016, by a written notice to their custodian bank subject to the possible extension of the acceptance period.

•   When will CHORUS shareholders who accept the offer receive the Capital Stage shares?

CHORUS shareholders who accept the offer will receive the Capital Stage shares upon completion of the transaction, which especially means after the acceptance periods have ended and all offer conditions have been fulfilled. This is expected to occur in the fourth quarter of 2016.

•   Will CHORUS shareholders bear any costs?

The exchange of CHORUS shares into Capital Stage shares via a custodian bank in Germany is principally free of charges or fees for CHORUS shareholders.

•   What are the consequences for me as a CHORUS shareholder, if I do not accept the offer?

In case the transaction is executed, the shares of CHORUS shareholders that have rejected the offer will remain tradable until further notice. Depending on the acceptance rate of the offer, tradable volumes can decline. Price, liquidity and tradability of the share could be impacted and significant share price fluctuations could occur.

•   Where can CHORUS shareholders receive further information?

The offer document is available for download at www.capitalstage.com in the investor relation section under “Öffentliches  Übernahmeangebot CHORUS Clean Energy”. Printed copies can be ordered free of charge e.g. via fax (+49 69 7447 7816) or e-mail
(angebot-chorus@dzbank.de).

DISCLAIMER: Please note that the offer document, which alone is authoritative for the take-over offer, contains further information on the takeover offer. Shareholders and investors are advised to read the offer document and information in connection with the public takeover offer, subsequently to their publication, attentively and with due care, because they contain important information. This document does not represent an exchange offer nor a request to submit an exchange offer for shares in CHORUS Clean Energy AG and Capital Stage AG. The final conditions and other conditions related to the offer are contained in the offer document. Its publication was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistung/BaFin) on July 28, 2016. CHORUS shareholders can view these documents on the website www.capitalstage.com in the investor relation section under “Öffentliches Übernahmeangebot CHORUS Clean Energy”. This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.

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